Exhibit 99.1
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Highcrest Townhomes
3514 W. 83rd Street
Woodridge, Illinois 60517

March 21, 2011
Mr. Trent Johnson
Vice President
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Appraisal of Highcrest Townhomes 3514 W. 83rd Street Woodridge, Illinois 60517
Dear Mr. Johnson:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as authorized by our February 11, 2011 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of March 8, 2011, the date the property was inspected by the appraiser. The report has been prepared for Concap Equities, Inc., for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 9.97-acre site improved with a 176-unit townhome-style apartment complex containing 206,200 square feet of rentable area. Additional site improvements on-site leasing/management office, swimming pool, shared laundry rooms, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Highcrest Townhomes, is classified as a Class B apartment community by local market standards. The property, originally developed in 1970, is operating at stabilized occupancy and is in average physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of March 8, 2011, is:
NINETEEN MILLION SEVEN HUNDRED THOUSAND DOLLARS
($19,700,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Trent Johnson Concap Equities, Inc.	March 21, 2011 Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate

Highcrest Townhomes	March 21, 2011
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TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA
Regional and Area Analysis	6
Neighborhood Analysis	10
Site Analysis	14
Improvement Analysis	17
Real Estate Assessments and Taxes	21

MARKET ANALYSIS
Apartment Market Analysis	23
Market Rent Analysis	27

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	38
Valuation Process	40
Income Capitalization Approach	42
Sales Comparison Approach	50
Reconciliation and Final Value Conclusion	57

ADDENDA
Additional Subject Property Photographs Floor Plans Improved Sales Photographs Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM and Robert T. Don, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
Robert T. Don made a personal inspection of the property that is the subject of this appraisal on March 8, 2011. Steven J. Goldberg, MAI did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
As of the date of this report, Robert T. Don has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
We have not appraised or provided other services relative to the subject property in the past three years.
No one other than the undersigned assisted in the preparation of this appraisal report.
The State of Illinois Department of Financial and Professional Regulation issued Steven J. Goldberg a temporary Real Estate Appraiser practice permit for the purpose of completing an appraisal of the subject property (License No 572.003108).
The State of Illinois Department of Financial and Professional Regulation issued Robert T. Don a temporary Real Estate Appraiser practice permit for the purpose of completing an appraisal of the subject property (License No 572.003107).

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate
COGENT Realty Advisors, LLC

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
COGENT Realty Advisors, LLC

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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
View of typical building
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REGIONAL MAP
NEIGHBORHOOD MAP
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	March 8, 2011

Date of Inspection	March 8, 2011

Property Name	Highcrest Townhomes

Property Address	3514 W. 83rd Street Woodridge, Illinois 60517

Property Location	Northeast corner of North Bolingbrook Drive and 83rd Street, approximately 1.5 miles west of I-365, in the Village of Woodridge, Lisle Township, DuPage County, Illinois. The property is generally situated in the southwestern portion of the Chicago metropolitan region, approximately 20 miles southwest of the Chicago Central Business District.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of March 8, 2011, free and clear of mortgage financing. The appraisal was prepared for Concap Equities, Inc., to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Rectangular in shape; the site that contains a total of 9.97 ± acres

Zoning	A-2, Residential District by the Village of Woodridge

Improvements	The improvements consist of a 176-unit townhome-style apartment complex containing 206,200 square feet of rentable area. Additional site improvements include an on-site leasing/management office, swimming pool, shared laundry rooms, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Highcrest Townhomes, is classified as a Class B apartment community by local market standards. The property, originally developed in 1970, is operating at stabilized occupancy and is in average physical condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	Parcel No: 08-35-104-003 (Lisle Township Assessor’s Office)

Total 2010 “Certified” Tax Assessed Value	$3,833,050

Highest and Best Use
As If Vacant	Eventual multifamily development
As Improved	Continued use of the existing improvements
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VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$1,283,491
Cap Rate	6.5%
Capitalized Value	$19,700,000
Value per Unit	$111,832
Value per Sq Ft	$95.54

Sales Comparison	$19,400,000
Value per Unit	$110,000
Value per Sq Ft	$94.08

Cost Approach	N/A

APPRAISED VALUE	$19,700,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 9.97 ±-acre site improved with a 176-unit apartment complex known as Highcrest Townhomes.

The physical address of the property is 3514 W. 83rd Street, Village of Woodridge, Lisle Township, DuPage County, Illinois. The subject property is located in the southwestern portion of metropolitan Chicago, approximately 20 miles southwest of the Chicago Central Business District.

The subject property is identified by the Lisle Township Assessor’s Office as Tax Parcel Number 08-35-104-003.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in CCIP/2 Highcrest, LLC. We are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.   Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.
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Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale occurs as of a specified date.

2. An open and competitive market exists for the property interest appraised.

3. The buyer and seller are each acting prudently and knowledgably.

4. The price is not affected by undue stimulus.

5. The buyer and seller are typically motivated.

6. Both parties are acting in what they consider their best interest.

7. Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8. Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Concap Equities, Inc., the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open
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market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:

• The time a property remains on the market.

•    The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. Although marketing times increased over the past couple of years as a result of economic conditions, market fundamentals for apartment properties and overall economic conditions have begun to improve over the past few quarters resulting in an increase in investor demand, transaction activity and resulting decline in marketing times for most types of good quality commercial real estate investments.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey Fourth Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 6.29 months, down from 8.86 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
COGENT Realty Advisors, LLC

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REGIONAL AND AREA ANALYSIS

Introduction	The subject is in Village of Woodridge, Lisle Township, DuPage County, Illinois. DuPage County is just to the west of Cook County, Illinois and is a part of the Chicago-Gary-Kenosha Consolidated Metropolitan Statistical Area (CMSA). Lisle is a near western suburban community that is approximately 22 miles west of Chicago’s central business district.

Population	Chicago-Gary-Kenosha CMSA consists of the following 13 counties: Cook, DuPage, Kane, Lake, McHenry, Will, DeKalb, Grundy, Kankakee and Kendall Counties in Illinois; Lake and Porter Counties in Indiana; and Kenosha County in Wisconsin. Consolidated Metropolitan Statistical Areas (CMSA’s), sometimes called “major metropolitan areas,” are composed of two or more adjoining metropolitan areas, which have demonstrated some economic linkage. The metropolitan areas, which are joined into a CMSA, are called Primary Metropolitan Statistical Areas (PMSA). The Chicago-Gary-Kenosha CMSA consists of the Chicago, Gary, Kankakee, and Kenosha PMSA’s. The Chicago-Gary-Kenosha CMSA’s population increased from 8,239,820 in 1990 to 9,157,540 in 2000. This represented an 11.1% increase in population over the decade.

The Chicago area continues to grow outward along major arterial routes and commuter rail lines. As a suburban community, Woodridge is a western suburb of the Chicago Metropolitan Area. The Chicago Metropolitan Area, the third largest metropolitan area in the United States, consists of more than 4,600 square miles of land and is located at the western foot of Lake Michigan. Six Illinois counties, including Cook, DuPage, McHenry, Will, Lake, and Kane, comprise Chicago’s Standard Metropolitan Statistical Area (SMSA); the City of Chicago serves as its focal point. These six counties, in conjunction with the City of Chicago, form an interlocking economic structure.

According to a survey of forecasters by the Urban Land Institute, Chicago ranks among the top 10 cities in the nation in terms of growth potential, based on rankings in several categories including real estate, economic growth potential and relocation potential.

The 2000 census count of the population for the City of Chicago proper was 2,896,016, an increase of 4.0% from 1990. The metropolitan Chicago area had a total population estimate of 8,091,720, indicating an 11.4% increase for the same period. Total area population has increased throughout the last census period (1990-2000).

In the 2000 census, the City of Chicago showed its first population increase since 1950 with a 4.0% gain. However, suburban growth throughout this same period has ranged from 15.7% to 41.9% in the five collar counties. While the overall Cook County population increased by 5.3% since the last census count, suburban Cook County population grew by 6.8%. The shift in population to suburban areas has been a nationwide, rather than a localized trend.
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As of 1994, Chicago’s Primary Metropolitan Statistical Area was redefined based on 1990 census commuting data. The previous PMSA included Cook, DuPage, and McHenry Counties. The new PMSA adds DeKalb, Grundy, Kane, Kendall, Lake, and Will Counties to the previous three. The addition recognizes the expanded reach and interconnectivity of Metropolitan Chicago.
POPULATION TRENDS

	1980	1990	2000	2009

Chicago MSA	7,869,542	8,065,633	9,098,316	9,645,078
Cook County	5,253,655	5,105,067	5,376,741	5,287,037
DeKalb County	74,624	77,932	88,969	107,333
DuPage County	658,835	781,666	904,161	932,541
Will County	324,460	357,313	502,266	685,251
Kane County	278,405	317,471	404,119	511,892
Lake County	440,372	516,418	644,356	712,567
McHenry County	147,897	183,241	260,077	320,961

Employment	The economic diversification of Chicago has been a major factor contributing to its growth and stability. As displayed in the following chart, Chicago’s largest companies are not concentrated in any one industry. This characteristic of the local economy helps cushion against dramatic swings in the economic cycle.

The primary components of the area economy are the service, trade, government and manufacturing sectors. Manufacturing, with employment of 319,400 in the nine-county PMSA, is a major component of the economic base, with the largest manufacturing sectors being fabricated metals, industrial machinery, electronic equipment, and printing & publishing. The services sector leads the industry employment groups, following long-term national trends. Within the Chicago-Joliet-Naperville MSA, the current unemployment rate is at 8.6%.

Chicago is one of the major financial capitals of the world and its influence continues to grow. Its five stock and commodity exchanges establish the city as an international financial trading center. The exchanges headquartered here include the Midwest Stock Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, and the Chicago Board of Options Exchange. Chicago leads the world in commodity trading, handling over 90% of the world’s futures contracts. In the past several years, over 52 foreign banks have opened offices in Chicago, an indication of the city’s growing international influence.

All of the nation’s top 10 banks have offices here with metropolitan bank assets increasing over 45% to over $90 billion in just five years. As a manufacturing, banking, and corporate center, the Chicago central business district has over 109 million square feet of office space; the metropolitan area has about 165 million square feet. Of the 500 largest United States corporations listed in Fortune Magazine, 52 are located in the Chicago area and most others have regional or branch offices located in Chicago.
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AREA EMPLOYMENT BY INDUSTRY SECTOR

Sector	Dec-09	Dec-10

Mining and Other	1,200	1,200
Construction	122,600	118,200
Manufacturing	316,100	319,400
Trade, Transportation & Utilities	735,800	745,400
Information	75,600	73,800
Financial Activities	263,600	258,700
Professional and Business	599,600	613,300
Education and Health Services	539,100	552,700
Leisure and Hospitality	321,900	326,600
Other	170,400	168,500
Government	479,200	473,600
Civilian Labor Force	4,078,419	4,078,600
Employment	3,669,807	3,727,600
Unemployment	408,612	351,000
Unemployment Rate	10.0%	8.6%
UNEMPLOYMENT RATE TRENDS

	Chicago MSA	State of Illinois	United States

YE 2004	6.3%	6.1%	5.4%
YE 2005	6.0%	5.3%	4.9%
YE 2006	4.5%	4.5%	4.4%
YE 2007	4.9%	5.5%	5.0%
YE 2008	6.2%	7.6%	7.4%
YE 2009	10.0%	11.0%	10.0%
YE 2010	8.6%	9.2%	9.4%

Convention Centers	Exposition centers, such as the lakefront McCormick Place, the Merchandise Mart, and Rosemont’s O’Hare Exhibition Center, make the City of Chicago a world famous trade show and business convention center. Chicago has often attained national prominence as a host city for the nominating conventions of both national political parties. Its success as a convention center is primarily attributable to such features as its central location, extensive transportation facilities, and numerous lodging accommodations, as well as the exposition facilities themselves.

As a result of Chicago’s strategic location, it has become a central point for all forms of transportation. Located at the junction of four interstate highways, it is the nation’s largest trucking center, offering a comprehensive motor carriage system, which attracts more than 30 million tons of freight annually.

Transportation	Chicago is also a hub of the nation’s railway system, transporting approximately 23 million tons of manufactured goods annually along 18 trunk lines, which operate half the nation’s railway mileage. O’Hare International Airport, located in the far northwest portion of the city, is one of the world’s largest and busiest terminals in regard to air freight shipments and passenger arrivals. It provides connections to domestic points and to most major cities of the world. Other area airports include Midway on the southwest side of Chicago, in addition to many small aircraft airports, scattered throughout the metropolitan area.

The Port of Chicago serves as a terminal for lake shipping and ocean traffic coming through the St. Lawrence Seaway. It also serves the Illinois River barge traffic from the Inland Waterway System of the
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Mississippi River. Furthermore, the Chicago area is served by over 630 miles of expressway and by one of the most comprehensive and efficient public transit systems (the Regional Transportation Authority) in the world.

Education/Recreation	The city of Chicago and the suburban areas surrounding it complement each other in offering educational, recreational, and cultural amenities. There are over 50 colleges and universities plus 40 professional and technical schools located throughout the area. Arts, science, and history museums, as well as the theater, opera companies, and symphony orchestras are well represented. The area’s extensive lakefront and system of parks and open spaces (Forest Preserve Districts) provide residents with year round recreational entertainment.

Economy	The regional economic recovery began roughly a year ago, though the rate of growth is uneven, overall trends are mostly positive. Nonfarm payroll employment gains were mostly positive in 2010, although temporary Census hiring (and firing) along with a labor dispute in the construction industry led to some sharp gains with reversals. Nonfarm payrolls began 2011 on a stronger note with a 24,500 state-wide gain in January. The January overstatement can be attributed to some understatement of activity in late 2010. Signs of labor market improvement are evident in other labor market indicators such as new initial unemployment claims (falling over the prior year) and online job advertising (up sharply in January 2011 over the prior month).

•    The Purchasing Managers Association of Chicago reports that manufacturing and services in the Chicago area bottomed in January 2009, and have improved steadily surpassing the 50 percent level (a level of 50 percent or above means that economic activity is increasing) for the 17th straight month in January 2011 (71.2).

•    The 3-month moving average for seasonally adjusted housing permits dipped slightly in January 2011, but on the whole has held up relatively well over. Nevertheless, housing remains among the weakest links in the region’s economy, even with the slight improvement in recent months.

•    The Case-Shiller Home Price Index indicates that Chicago metro area home prices decreased 0.8 percent in December 2010, the sixth monthly drop after three monthly gains. This home price index was 7.4 percent below year ago levels. The composite index of 20 metro areas showed a similar pattern; recent declines in home prices are not unique to Chicago.

Conclusion	The Chicago economy appears to be near the bottom of its recession, though recovery will be slow and has lacked strong new job creation through 2010. Chicago’s below-average population trends and relative lack of high-technology firms will prevent a more vigorous recovery, and Chicago will remain an average performer over the long-run horizon.
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NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject neighborhood is situated within the southeastern sector of the Township of Lisle, DuPage County, approximately 20 miles west of Chicago Central Business District and 15 miles southwest of Chicago O’Hare International Airport. Lisle Township is one of nine townships in DuPage County. Lisle Township covers an area of 35.91 square miles; within Lisle Township are several major population centers including the communities of Naperville, Lisle, Downers Grove, Woodridge, and Wheatland, the county seat.

The subject neighborhood is defined as the area west of I-355, south of 75th Street, north of I-55, and east of SH 59. The subject property is situated in the eastern portion of the defined neighborhood.

Land uses	The primary influencing physical feature of the area is the presence of the DuPage River, a watercourse which traverses north-south through the central portion of DuPage County. Along the east and west branches of the river is a network of open space and parkland, the largest being the Greene Valley Forest Preserve in the western sector of the Village of Woodridge. Both branches are subject to flooding and land uses reflect the flood prone characteristics of the area.

Along the northern fringe of Lisle Township is I-88 which extends westerly from neighboring Cook County and the Chicago CBD. The Interstate 88 corridor is referred to as the Illinois Research and Technology Corridor having a heavy concentration of technology and research companies. The Fermi National Accelerator Laboratory is situated on 6,800 acres located northwest of the subject neighborhood. Fermi Lab is a US Department of Energy national laboratory specializing in high-energy particle physics. Fermi lab is operated by the Fermi Research Alliance, a joint venture of the University of Chicago and the Universities Research Association (URA). The facility employs more than 2,100 people. Several other important research facilities are located in the area including the Argonne National Laboratory situated on 1,700 acres in the southeastern portion of Lisle Township. In addition to research, the area has a high concentration of private companies within headquarters or major offices. Presently, these companies include Acxiom, British Petroleum (BP), Alcatel-Lucent, Microsoft, Molex, and Tellabs. In addition, several universities have campus facilities in the
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area including; Illinois Institute of Technology, DeVry University, and Northern Illinois University.

The Village of Woodridge is home to several large companies including Moorey Company, Pabst Brewing Company, and Wilton Brands, Inc. The eastern edge of the neighborhood is defined by the Interstate 355. Also known as Veteran’s Memorial Highway, I-355 extends north-south connecting with I-88 to the north and I-55 to the south. The I-355 corridor is densely developed with commercial, retail and industrial uses.

As a result of the high concentration of business, government, education and research facilities, the neighborhood also has a well developed infrastructure of shopping, entertainment, and commercial facilities. Residential is the predominate land use within the area. Woodridge can be characterized as a middle income suburban community with a mix of single and multi-family housing choices.

The Village of Woodridge School District maintains six elementary schools and a Junior High School. The District does not have a Senior High School, but sends students at these grade levels to school in the adjacent Downers Grove district.

Initially developed in the 1950s, growth of the area continued to expand thru the 1990s. Since 2000 population within a 3-mile radius of the subject property has expanded by more than 10% and median household income has grown by 23%. The following table is a summary of demographic trends and forecast for a 3-mile radius from the subject property.
DEMOGRAPHIC TRENDS — 3 MILE RADIUS

	2000	2010	2015 Projection

Population	94,741	104,792	106,374
Households	31,989	35,768	36,412
Median Age	33.7	35.8	36
Median Hsld. Income	$69,373	$85,689	$99,724
Per Capita Income	$28,831	$36,752	$41,093

The subject neighborhood is approximately 85% developed with some vacant land available for future development. The subject neighborhood realized much of its growth during the 1990s and architecture/site planning of area developments reflects contemporary design standards. No blighting or other negative influences were noted. Property in the area generally demonstrates average to good quality construction that appears to have been adequately maintained.

Access	Some of Chicago’s regional transportation routes bound the subject neighborhood including I-88, I-355 and I-55. I-88, also known as Ronald Regan Memorial Tollway, extends westerly thru DuPage County connecting with Cook County to the east and Kane County to the west. At the northeastern sector of the neighborhood, I-88 interchanges with I-355 (Veteran’s Memorial Tollway). I-355 traverses the eastern portion
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of DuPage County connecting with I-55 to the south and I-90 to the north. Regional highway access in the area is considered excellent and one of the reasons for the anticipated continued growth of the area.

Secondary traffic arteries in the neighborhood include the north/south roadways of SH 59, Lincoln Avenue, and Washington Street. Each of these highways extends to the I-88 corridor providing excellent north-south connections. Important east-west roadways include Ogden Avenue and 75th Street. Ogden Avenue is the important east-west corridor thru the Township of Lisle and has a heavy concentration of retail, office, and commercial development. It interchanges with I-355 at the eastern edge of the subject neighborhood. Regularly schedule bus service, operated by PACE the Regional Transportation Authority occurs along Ogden Avenue. In addition, METRA (Northeast Illinois Regional Commuter Railroad) operates commuter service along its BNSF rail line with station stops in Lisle and Naperville.

As a result of the neighborhood’s proximity to regional transportation routes and primary neighborhood roadways, employment centers, medical facilities and support facilities throughout DuPage County and Chicago area are easily accessible. Access to and within the neighborhood is rated as good.

Conclusion	In summary, the subject neighborhood is an established and desirable area that offers a broad range of services and good access to other parts of the city. Road infrastructure throughout the subject neighborhood is considered good. The neighborhood is adequately serviced by public utilities and community facilities. The neighborhood is designed to serve the needs of local residents and businesses. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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NEIGHBORHOOD AERIAL PHOTOGRAPH
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SITE ANALYSIS

Location	The physical address of the property is 3514 W. 83rd Street, Woodridge, Illinois 60517.

Northeast corner of North Bolingbrook Drive and 83rd Street, approximately, approximately 1.5 miles west of I-365, in the Village of Woodridge, Lisle Township, DuPage county, Illinois. The property is generally situated in the southwestern portion of the Chicago metropolitan region, approximately 20 miles southwest of the Chicago Central Business District.

Site Area	The total land area equates to 9.97 ± acres, or approximately 434,361 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the north side of W. 83rd Street and the east side of N. Bolingbrook Drive.

Accessibility/Visibility	Ingress and egress to the property is adequate via four access points from the north right-of-way of W. 83rd Street and one access point from N. Bolingbrook Drive. At the subject property, W. 83rd Street is a two-lane roadway and N. Bolingbrook Drive is a four-lane divided highway. Both roads are situated below-grade with the subject property. The buildings are visible to passing traffic.

Topography	The site is sloping and situated above the grade of the bounding streets and adjoining properties.

Shape	The parcel is generally rectangular in shape. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	According to FEMA Flood Insurance Rate Map 17043C0809H, dated December 16, 2004, the subject property is situated in Zone X, a designation which is outside the 0.2% annual chance floodplain and flood hazard insurance is typically not required.

Zoning	The subject site is currently zoned A-2, Residential District with a Planned Unit Development approval (Ordinance #2004-73 and 2006-46), by the Village of Woodridge. The A-2 zoning district is intended primarily for low to medium-intensity multifamily development. Multifamily is the intended and permitted use.
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SUMMARY OF A-2 ZONING DISTRICT REQUIREMENTS

Minimum Lot Area	2,725 SF Per D.U.
Maximum FAR	0.35
Maximum Building Coverage	60%
Minimum Front Setback	25 Feet
Minimum Rear Setback	30 Feet
Minimum Side Setback	25 Feet
Maximum Height	25 Feet or 2 Stories
Parking Requirement	1.5 space per dwelling unit

The subject property, built to a density of 1 unit per 2,467 square feet of lot area, less than the required 2,725 square feet. However, we believe that the subject property is “grandfathered” as an allowed but non-conforming use of the site. A review of the complete text of the zoning code, as well as other applicable ordinances and development regulations is recommended. With respect to on-site parking, the subject property appears to meet local zoning requirements.

Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Improvements	There are 29 apartment buildings, a free-standing one-story pool house building, and outdoor in-ground swimming pool. In addition, the site is improved with open asphalt paved surface parking areas and internal paved drives.

Conclusions	The site attributes are well suited for the existing development and use.
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AERIAL PHOTOGRAPH OF SUBJECT
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IMPROVEMENT ANALYSIS

Year Built/Renovated	The subject property was originally constructed in 1970 as a garden-style townhome apartment complex.

Layout & Configuration	The complex consists of a total of 176 apartment units within 29 two-story residential buildings. Each apartment unit is a two-story townhome floor plan. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 206,200 square feet, which suggests an average unit size of 1,172 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Floor Plan	Mix	Size (SF)	Total Area

1 Bedroom/1.5 Bath	1A15	29	900	26,100
2 Bedroom/1.5 Bath	2A15	110	1,200	132,000
3 Bedroom/2.5 Bath	3A2.5	37	1,300	48,100

Totals/Average		176	1,172	206,200

Source: Client provided rent roll data; compiled by CRA

The property contains 29 one-bedroom apartments, 110 two-bedroom apartments and 37 three-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 98.3%.

Floor Plans	As indicated, the property offers a variety of one, two and three-bedroom floor plans which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s). The apartments are two-story townhomes with exterior entry.
EXTERIOR
Structure	The foundations are reinforced concrete slabs, on grade. The building structure is wood.

Exteriors	Horizontal vinyl siding and trim and brick veneer.

Floors	Ground level floors are concrete slabs with carpet or vinyl covering. Upper level flooring is plywood decking on wood joists. The ceiling height is approximately 8 feet.

Windows	Individual unit windows are horizontal sliding single pane glass set in aluminum frames. Entry doors are metal set in metal frames with metal storm doors.

Roof	The buildings have a combination of pitched and flat roofs. Attic areas provide ventilation and is not readily accessible to tenants.
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INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and unit entry areas.

Kitchens	Updated kitchens including an appliance package consisting of a refrigerator/freezer, gas range with oven, dishwasher and garbage disposal. Cabinets are a combination of stained or painted wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Wet areas have ceramic tile surround.

MECHANICAL SYSTEMS
HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Apartment units are serviced by central gas fired water heaters. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.

Fire Protection	The property does not have fire sprinklers, however, there are smoke detectors. This is typical for this vintage property in the market.

Security	Each unit may be wired for security monitoring at tenant’s discretion and expense.

ANCILLARY AREAS
Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drives are accessible to moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal drives incorporate the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.

Amenities	Community amenities include perimeter fencing, swimming pool, and shared laundry facilities. Unit amenities include patio/balcony, ceiling fans, high-speed internet access, and cable ready TV.

FF&E Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office, and various chairs and tables for the pool
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decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE
Exterior	Average condition. Overall maintenance appears adequate.

Roof	Average to average condition. No roof leaks were reported.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average condition. Overall maintenance appears adequate.

Landscaping	Average condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit. However, the current improvements were originally constructed in 1970 and therefore may have components which contain lead based paint and/or asbestos. We have assumed for the purpose of this analysis that the value of the property is not negatively influenced by this factor. As we are not experts within this area, an inspection by properly licensed and or certified environmental consultant is recommended.

ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Lisle Township Assessor’s Office records indicate that the subject improvements were originally constructed in 1970. The overall physical condition is average with adequate maintenance levels.

Physical deterioration is primarily limited to general aging and normal wear and tear. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 40 years. The effective age is estimated to be less than the actual age of the improvements as a result of adequate upkeep, ongoing maintenance and repairs and property upgrades as needed. The effective age is estimated at approximately 30 years suggesting a remaining economic life of approximately 20 years.

Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. Our site visit and interview with on-site personnel indicated that several items of deferred maintenance need to be addressed in the near term. This includes re-surfacing and striping of parking and drive areas and site drainage improvements to correct minor erosion issues. We have not been provided with any estimates to cure these items. No other extra-ordinary future expenditures were reported or observed to be required.
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Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with low-rise apartment complexes. The property operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions may be applicable.

Conclusions	The subject improvements were observed to be in average physical condition, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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REAL ESTATE ASSESSMENT AND TAXES

Assessor’s Identification	The subject property is identified by the Lisle Township Assessor as parcel number: 08-35-104-003.

Overview	Real property taxes are based on multiplying the “Assessment”, which is 33.3% of the “Fair Market Value” (FMV) as determined by the Lisle Township Assessor, and the Tax Rate, which is determined by DuPage County. Real property taxes include amounts for the city, county and school as well as other municipal and special assessing districts.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized prior to billing in April. Payment is due in two installments (1st half in June and 2nd half in September).

The assessor can use all three of the standard appraisal methods to establish an equitable FMV, and the amount is not automatically changed due to a sale. Countywide revaluations are required at least every three years; however, the assessor has the authority to re-evaluate property annually. According to the assessor, a property’s sale price does not directly impact the assessment during the subsequent revaluations but is included in the general market pricing trend.

The subject property is under the taxing jurisdiction of the Village of Woodridge, Lisle Township, Unit School District 68 and 99, and DuPage County.

Assessments	The subject’s 2010 total assessment is $3,833,050, or $21,779 per unit. This assessment is a 5.0% decline from the 2009 assessment of $4,034,360. Tax assessments for neighboring apartment communities were researched to determine if the subject’s assessment is reasonable.
COMPARABLE APARTMENT ASSESSMENTS

Property	YOC	Assessed Value	Total Units	Per Unit Assessment

Subject Property	1970	$3,833,050	176	$21,779
Windsor Lake	1970s	$11,955,260	762	$15,689
Country Villas	1971	$2,786,680	150	$18,578
Autumn Run	1984	$7,071,710	320	$22,099

The subject’s 2010 assessment equates to $21,779 per unit. This amount is aligned with the range exhibited by the competing properties in the influencing area. Based on a review of tax data for comparable properties, the subject’s assessment is considered to be equitable. The subject’s assessed value for 2010 appears reasonable and is processed for valuation purposes

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.
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Tax Rate	Tax rates have remained increased slightly over the past several years as valuations have declined. The 2009 total tax rate applicable for all taxing authorities with jurisdiction over the subject property was $6.7837/ $100 and the 2010 rate equated to $6.9246/$100 of assessed value. The 2011 rate will be set in April 2011.

Real Estate Tax Expense	The following is a summary of the tax assessment for the subject property.
TAX ESTIMATE — 2010 TAX YEAR

Land Value	$589,350
Improvement Value	$3,243,700

Total Assessed Value	$3,833,050
Tax Rate/$100	0.069246
Total Tax Due	$265,423

Real Estate Tax Projection	The value concluded for the property in this appraisal is considerably higher than the current assessment. However, the Lisle Township Assessor’s Office indicated that a sale of a property does not trigger a re-assessment, which is typically based on market trends of multiple sales over time. Therefore, we have not adjusted the subject’s assessment upward for tax expense purposes.

Adjusting the 2010 millage rate for inflationary growth, a first-year tax rate of 7.13234/$100 is estimated. Applying this rate to the subject’s current assessment of $3,833,050, results in a tax expense of $273,400 (rounded) for the subject property.
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APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the “Economic and Apartment Outlook — August 2010” and “Chicago Metro Area Apartment Market Research Update Report — Fourth Quarter 2010” prepared by Marcus and Millichap Real Estate Investment Services, “Chicago Apartment Market Overview” prepared by Hendricks and Partners, and REIS Apartment Sub-Market Report — Third Quarter 2010.

Chicago Apartment Market Trends	Lifted by the return of strong rental demand, the Chicago Metro Area apartment market noted positive rent growth and tighter overall market conditions in 2010 despite subpar job growth. Apartment demand was driven in part by a local for-sale residential market stuck in the throes of the recent economic downturn, which encouraged would be buyers to remain renters and shifted former homeowners back into the renter pool.

While a downturn in the local for-sale residential market came as no surprise, the sustained downward trend and overall depth of the downturn proved to be a concern among potential buyers. The local foreclosure rate of 2.1% was nearly double the national foreclosure rate of 1.3%, as approximately one of every 48 households in the Chicago Metro Area received a foreclosure notification in 2010. Additionally, year-over- year foreclosure notifications in the region were up nearly 25%.

Apartment demand intensified in 2010, lifting local apartment absorption to a fifteen-year high of 4,663 units, in contrast to 4,576 net move-outs in 2009. New apartment construction added 2,157 units to the local apartment inventory in 2010, up from 1,352 units delivered in the year prior. Several submarkets in and around the downtown Chicago area received the bulk of the year’s new deliveries. Multi-family construction permits were issued for 1,725 units during the year, up from 315 units permitted in the year prior.

Despite fierce competition from the area’s shadow rental market, the average apartment vacancy rate dropped to 5.9% in 2010, down from 6.7% recorded one year prior. The Chicago average apartment rental rate advanced 0.3% in 2010, compared to 2009 when average rental rates decreased by 2.0%.

The following table is two-year summary of the Chicago apartment market by subarea. The subject property is located within the Naperville/Aurora submarket. As illustrated the subject property is located within one of the better performing submarkets with respect to vacancy and average rent increases.
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2010-2009 CHICAGO AREA APARTMENT COMPARISON

	Vacancy		Average Rent Increase		Average Rent
Submarkets	2010	2009	2010	2009	2010	2009

The Loop	7.1%	8.4%	1.4%	-1.3%	$1,737	$1,712
North of Loop	3.5%	4.1%	-0.6%	0.0%	$1,221	$1,228
City West/Uptown	7.8%	7.6%	1.2%	-0.2%	$908	$897
Oak Park	6.4%	8.0%	-0.5%	0.1%	$959	$964
South Cook County	5.6%	5.9%	0.2%	-2.4%	$877	$875
NW Cook County	5.3%	6.6%	0.5%	-4.7%	$1,028	$1,023
NE Cook County	4.4%	5.9%	-1.6%	-3.4%	$1,012	$1,029
Far North Cook County	5.8%	7.1%	-0.8%	1.4%	$1,107	$1,116
Lake County	5.9%	7.3%	0.4%	0.0%	$952	$948
McHenry County	5.9%	7.9%	-2.7%	2.8%	$927	$953
Kane County	6.4%	7.5%	2.6%	2.0%	$1,031	$1,005
DuPage County	6.5%	6.9%	-0.5%	-1.0%	$1,022	$1,027
Naperville/Aurora	5.1%	6.7%	2.2%	-1.7%	$1,095	$1,071
Will County	6.0%	6.5%	-0.9%	-27.0%	$814	$821
Totals	5.9%	6.7%	0.3%	-1.1%	$1,063	$1,060

Source: Chicago Apartment Market Overview, by Hendricks and Partners

Chicago Apartment Outlook	For investors, the Chicago Metro Area apartment market offers significant long-term potential for solid returns and asset appreciation, despite near-term challenges presented by shadow market rentals and a slow pace of economic recovery. Although the pace of condominium development is expected to slow to a trickle in 2011, returning to levels not witnessed since the 1990s, the local apartment market will face ongoing competition from investors snapping up bulk condominium units at fire-sale prices with plans to rent them out and a recent wave of condominium projects reverting to rentals, both of which will ultimately reduce the region’s glut of unsold condominium units yet boost competition within the local apartment market.

Moreover, even though the local economy is expected to benefit from the recent merger between United Airlines and Continental Airlines, nonfarm employment growth in the Chicago Metro Area is projected to lag that of the nation through the near-term, as the area slowly recoups losses stemming from the recent economic downturn. While challenges will persist for some time, barring the unexpected, the Chicago Metro Area economy and apartment market will begin to demonstrate clear signs of recovery in 2011 and continue to display improving fundamentals through the near-term.

In the face of ongoing competition from a severely oversupplied condominium market in the form of shadow market rental units, healthy apartment demand will be supported by the local economy’s gradual recovery. Net move-ins will average roughly 2,500 units annually through the next two years.

Barriers to entry remain formidable in the Chicago Metro Area, with a lack of sites suitable for multifamily development in the suburban submarkets and recent credit crunch delaying new construction starts in the downtown submarkets, keeping apartment developers at bay. As a result of these issues and underlying economic uncertainty, fewer than 2,500 units will come online by the close 2012, equating to an increase
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of less than 0.5% in the local apartment inventory over the next two years.

With occupancy levels surpassing 95% throughout many of the suburban submarkets, the local average apartment vacancy rate will drop to 5.5% in 2011 before falling to 5.2% in 2012. Positive rent growth through the near-term will enable the local apartment market to recuperate from losses suffered in 2009 and easily surpass the previous high-water mark set in 2008. With the pace of rent growth accelerating in lock-step with tightening market conditions, expect average rental rates to increase by at least 1.5% in 2011 and 2.0% 2012.

Aurora/Naperville Submarket	As previously discussed the subject property is located within the Aurora/Naperville submarket. As defined by the REIS Chicago Apartment Market survey, this area is geographically defined as being I-88 (Ronald Regan Memorial Highway) to the north, SH 30 to the west, DuPage County line to the south, and North Bolingbrook Drive (CR 53.) to the east. The submarket encompasses the communities of Naperville, Aurora, and parts of Lisle and Downers Grove. It is generally classified as a middle- to upper-middle income suburb of Chicago.

The submarket contains an estimated 20,408 apartment units, the bulk of which were constructed between 1980 and 2000. Approximately 21.0% of the submarket inventory was constructed prior to 1980. The following table is a five-year summary of the historical operating performance of the Aurora/Naperville submarket. It also presents a four-year forecast as projected by REIS, Inc.
AURORA/NAPERVILLE SUBMARKET TRENDS

	Inventory	Completions	Inventory	Vacancy	Net Unit	Asking	Asking Rent
Year	Units	(Units)	Growth	Rate	Absorption	Rent	% Change

YE 2005	20,928	0	-1.5%	5.2%	-2	$976	3.1%
YE 2006	20,624	0	-1.5%	4.5%	-144	$1,010	3.5%
YE 2007	20,408	0	-1.0%	5.2%	-349	$1,053	4.3%
YE 2008	20,408	0	0.0%	5.7%	-102	$1,102	4.7%
YE 2009	20,408	0	0.0%	6.7%	-204	$1,069	-3.0%
YE 2010	20,408	0	0.0%	5.0%	343	$1,098	2.7%
2011 Forecast	20,408	0	0.0%	4.8%	42	$1,130	3.0%
2012 Forecast	20,408	0	0.0%	4.3%	94	$1,160	2.7%
2013 Forecast	20,408	0	0.0%	4.9%	-108	$1,190	2.6%
2014 Forecast	20,588	180	0.9%	3.8%	385	$1,231	3.4%

Source: REIS, Inc., Chicago Apartment Submarket Trends Report, Third Quarter, 2010, compiled by CRA.

Conclusion	Market conditions appear to have bottomed. Occupancy levels are on a moderate upward trend that has resulted in firming rent rates, primarily in the form of a partial abatement of concessions. As there is no material new construction in the Chicago suburban markets and employment growth is anticipated, occupancy and rent levels should continue to firm through 2011.

Investment sales activity is anticipated to accelerate into 2011. Investors have begun to accept that a wave of deeply discounted, distressed
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Woodridge, Illinois	Page 26

opportunities may never materialize. At the same time, financing constraints are easing, as the agencies and life insurance companies became more aggressive in their pursuit of high-quality deals. With a significant amount of capital previously earmarked for distressed deals now targeting stabilized assets, competition for deals has increased and cap rates are falling for higher-quality properties.
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 27
MARKET RENT ANALYSIS

Subject Property Leasing	A March 2011 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size (SF)	Total Area	Rent	Rent /SF	Total Rent

1 Bedroom/1.5 Bath	29	900	26,100	$911	$1.01	$26,419
2 Bedroom/1.5 Bath	110	1,200	132,000	$1,200	$1.00	$132,000
3 Bedroom/2.5 Bath	37	1,300	48,100	$1,456	$1.12	$53,872

Totals/Average	176	1,172	206,200	$1,206	$1.03	$212,291

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections, direct interviews of rental agents and property managers, and published data. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 28
COMPARABLE RENTAL MAP
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 29

SUBJECT PROPERTY	Highcrest Townhomes 3514 W. 83rd Street Woodridge, Illinois

Units	176

Year Built / Renovated	1970

Occupancy	98%

Amenities	Community amenities include one-site management/leasing office, central laundry, perimeter fencing and outdoor swimming pool.

Concessions	Point pricing adjusts rates daily. No concessions.
RENTAL DATA

Type	Mix	Size (SF)	Total Area	Rent	Rent /SF	Total Rent

1 Bedroom/1.5 Bath	29	900	26,100	$911	$1.012	$26,419
2 Bedroom/1.5 Bath	110	1,200	132,000	$1,200	$1.000	$132,000
3 Bedroom/2.5 Bath	37	1,300	48,100	$1,456	$1.120	$53,872

Totals/Average	176	1,172	206,200	$1,206	$1.030	$212,291
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 30

COMPARABLE RENTAL 1	Windsor Lakes
7499 Woodward Avenue
Woodridge, Illinois

Units	762

Year Built / Renovated	1970s/2005

Occupancy	95%

Amenities	Electric kitchen appliances, large closets, patio/balcony, and ceiling fan. Complex amenities include clubhouse, swimming pool, fitness center, sports court, tennis court, clubhouse, garage parking, and extra storage.

Concessions	None
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

Studio	90	450	40,500	$652	$1.45	$58,680
Studio	90	510	45,900	$666	$1.31	$59,940
1 Bedroom/1 Bath	150	690	103,500	$735	$1.07	$110,250
1 Bedroom/1 Bath	150	700	105,000	$742	$1.06	$111,300
2 Bedroom/1 Bath	142	880	124,960	$945	$1.07	$134,190
2 Bedroom/1 Bath	143	910	130,130	$960	$1.05	$137,280

Total/Avg.	765	719	549,990	$800	$1.11	$611,640

Comments	Property is located approximately 1.5 miles east of the subject.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 31

COMPARABLE RENTAL 2	Prentiss Creek 2110 Prentiss Drive Downers Grove, Illinois

Units	700

Year Built / Renovated	1980/2008

Occupancy	94%

Amenities	Kitchen appliances with gas range and oven, ceiling fans, large closets, ceiling fans, and mini-blinds. Complex amenities include tennis court, swimming pool, covered parking and central laundry.

Concessions	None
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	175	700	122,500	$760	$1.09	$133,000
1 Bedroom/1 Bath	175	750	131,250	$770	$1.03	$134,750
2 Bedroom/1 Bath	175	1,000	175,000	$895	$0.90	$156,625
2 Bedroom/1.5 Bath	175	1,200	210,000	$925	$0.77	$161,875

Total/Avg.	700	913	638,750	$838	$0.92	$586,250

Comments	Property is located about two miles northeast of the subject.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 32

COMPARABLE RENTAL 3	Villages on Maple 1769 Robin Lane Lisle, Illinois

Units	300

Year Built	1972/2002

Occupancy	93%

Amenities	Kitchen appliances with gas range, large closets, and patio/balcony. Complex amenities include outdoor pool, fitness center, playground, clubhouse, and central laundry.

Concessions	None
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	60	690	41,400	$815	$1.18	$48,900
1 Bedroom/1 Bath	60	740	44,400	$895	$1.21	$53,700
2 Bedroom/1 Bath	60	909	54,540	$910	$1.00	$54,600
2 Bedroom/1.5 Bath	60	951	57,060	$1,030	$1.08	$61,800
3 Bedroom/1.5 Bath	60	1,217	73,020	$1,250	$1.03	$75,000

Total/Avg.	300	901	270,420	$980	$1.09	$294,000

Comments	Property is located approximately 3.5 miles north of the subject property.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 33

COMPARABLE RENTAL 4	Country Villas 4715 Beau Bien Boulevard Lisle, Illinois

Units	150

Year Built / Renovated	1970s

Occupancy	98%

Amenities	Kitchen appliances, ceiling fans, large closets, patio/balcony, and mini-blinds. Complex amenities include playground, outdoor pool, extra storage, and central laundry.

Concessions	Yes but varies by floor plan.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedroom/1 Bath	75	700	52,500	$805	$1.15	$60,375
1Bedroom/1.5 Bath	75	1,100	82,500	$1,025	$0.93	$76,875

Total/Avg.	150	900	135,000	$915	$1.02	$137,250

Comments	Property is located approximately four miles north of the subject.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 34

COMPARABLE RENTAL 5	Emerald Court 2472 Emerald Court Woodridge, Illinois

Units	220

Year Built / Renovated	1980

Occupancy	96%

Amenities	Electric kitchen appliances, ceiling fans, large closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, fitness center, tennis court, outdoor swimming pool, playground, and central laundry.

Concessions	None reported
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedroom/1Bath	25	750	18,750	$753	$1.00	$18,825
1Bedroom/1Bath	25	825	20,625	$890	$1.08	$22,250
1Bedroom/1Bath	35	830	29,050	$850	$1.02	$29,750
2 Bedroom/1 Bath	35	975	34,125	$915	$0.94	$32,025
2Bedroom/1Bath	50	1,000	50,000	$955	$0.96	$47,750
3Bedroom/2 Bath	50	1,050	52,500	$1,275	$1.21	$63,750

Total/Avg.	220	932	205,050	$974	$1.05	$214,350

Comments	Property is located approximately 0.75 miles east of the subject.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 35

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1970 and 1980. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers one (1) one bedroom floor plan that measures 900 square feet. The quoted rental rate for this floor plan is $911 per month, or $1.01 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	900	$911	$1.01	Subject

Windsor Lake	690	$735	$1.07	Similar
	700	$742	$1.06	Similar
Prentiss Creek	700	$760	$1.09	Similar
	750	$770	$1.03	Similar
Country Villas	700	$760	$1.09	Similar
Villages on Maple	690	$815	$1.18	Similar
	740	$895	$1.21	Similar
Emerald Court	750	$753	$1.00	Similar
	825	$890	$1.08	Similar
	830	$850	$1.02	Similar

Subject Range	900	$911	$1.01
Comparable Range	690 - 830	$735 - $895	$1.00 - $1.21

The rents for comparable one bedroom floor plans range from $735 to $895 per unit per month or $1.00 to $1.21 per square foot. The rent comparables are generally similar to the subject property in terms of effective age however the subject’s one bedroom floor plan is larger than the one bedroom units at the comparable properties. As a result, its rental rates per unit is aligned with the upper-end of the comparable range of rents. Furthermore, the subject’s indicated rent per square foot is appropriately aligned with the lower end of the comparable range of rents given the variance in size between the subject and the comparable properties. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Two-Bedroom Units	The subject offers one (1) two-bedroom floor plan that measures 1,200 square feet. The quoted rent for this unit is $1,200 per unit per month or $1.00 per square foot. The comparable two-bedroom units range in size from 880 to 1,200 square feet and have monthly asking rents ranging from $910 to $1,030 or $0.77 to $1.08 per square foot.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 36
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,200	$1,200	$1.00	Subject

Windsor Lake	880	$945	$1.07	Similar
	910	$960	$1.05	Similar
Prentiss Creek	1,000	$895	$0.90	Similar
	1,200	$925	$0.77	Similar
Country Villas	1,100	$1,025	$0.93	Similar
Villages on Maple	909	$910	$1.00	Similar
	951	$1,030	$1.08	Similar
Emerald Court	975	$915	$0.94	Similar
	1,000	$955	$0.96	Similar

Subject Range	1,200	$1,200	$1.00
Comparable Range	880 - 1,200	$910 - $1,030	$0.77 - $1.08

As indicated, the subject’s per square foot rent structure is aligned within the range of rents indicated by the comparable properties. The subject property is most similar in size to the Prentiss Creek property which offers a 1,200 square foot unit at a rental rate of $925 per month, or $0.77 per square foot. The subject’s rent structure is most similar to the rents indicated by Villages on Maple, the most similar property in terms of effective age and appeal. A review of the subject property’s February 11, 2011 rent roll indicates that the most recent leases for this floor plan have been executed in the range of $1,010 to $1,130 per unit, or $0.84 to $0.94 per square foot. After adjusting for variances in unit size and physical attributes, the subject’s quoted rent is high and we have estimated that an appropriate market-oriented economic rent for the subject two bedroom units is $1,130 per month, or $0.94 per square foot.

Three Bedroom Units	The subject property offers one (1) three bedroom floor plan that measures 1,300 square feet. The quoted rental rate for this floor plan is $1,456 per month, or $1.12 per square foot. The following chart outlines rental rates for similar sized three bedroom floor plans within the competing apartment properties.
THREE -BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,300	$1,456	$1.12	Subject

Villages on Maple	1,217	$1,250	$1.03	Similar
Emerald Court	1,050	$1,275	$1.21	Similar

Subject Range	1,300	$1,456	$1.12
Comparable Range	1,050 - 1,217	$1,250 - $1,275	$1.03 - $1.21

The rents for comparable three bedroom floor plans range from $1,250 to $1,275 per month or $1.03 to $1.21 per square foot. After considering the adjustments for physical attributes of the subject property in comparison to the comparable sand variance in unit sizes, the subject’s quoted rent structure is deemed high and we have estimated that an appropriate market-oriented economic rent for the subject three bedroom units is $1,365 per month, or $1.05 per square foot.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 37

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size (SF)	Total Area	Rent	Rent /SF	Total Rent

1 Bedroom/1.5 Bath	29	900	26,100	$911	$1.012	$26,419
2 Bedroom/1.5 Bath	110	1,200	132,000	$1,130	$0.942	$124,300
3 Bedroom/2.5 Bath	37	1,300	48,100	$1,365	$1.050	$50,505

Totals/Average	176	1,172	206,200	$1,143	$0.976	$201,224
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 38
HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses include multifamily residential developments to the west and east and single family residential to the south and north. All utilities are available or currently service the site. The physical characteristics of the site would reasonably accommodate any homogenous and permitted use.

Legally Permissible	The subject property is currently zoned for multifamily residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	In light of the recent downturn economic conditions, all types of properties have experienced decreasing occupancy and rent levels over the past couple of years. Although economic conditions have begun to improve in recent months, the existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 39

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions clearly justify development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a low-rise apartment complex. The complex, built in 1970 is 98% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is an allowed and conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal, or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 40
VALUATION PROCESS

Introduction	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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Woodridge, Illinois	Page 41

approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. The volume of sales activity has recently accelerated in response to recent improvements realized in economic conditions. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 42
INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.   Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $201,224 per month or $2,414,688 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss (gain) to lease ranging from of a loss of approximately 5.9% in 2008 to 2.3% in 2010 of the gross rent potential. Review of the current rent roll indicates that current rents in place are 7.3% below the market rents estimated above. As existing leases roll they are assumed to renew at market rent levels and become more in line with the market rent structure. A 4.0% loss to lease allowance is factored into the valuation pro forma.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of occupancy within the competitive market. Market fundamentals are improving and recovering from the weakness experienced during the recent recession. The subject was 98.3% occupied on the date of inspection and has exhibited an occupancy range of 92% to 99% over the past 12 months. The property is very competitive in the market and effectively competes with similar product in the influencing area.
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Page 43

The subject’s current vacancy of 1.7% is significantly lower than the vacancy reported for metropolitan Chicago of 5.3%, and it is aligned with the high end of the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Windsor Lakes	1970s	765	95%
Prentiss Creek	1980	700	94%
Country Villas	1970s	150	98%
Villages on Maple	1972	300	93%
Emerald Court	1980	220	96%

Averages		427	95%

Collection losses or bad debt at the property has averaged less than 2.0% over the trailing 12-month period. From 2008 through 2010 the combined vacancy/collection loss allowance at the subject property has averaged 6.3%. The 2011 budget estimates a vacancy and collection loss allowance of 4.9%.

Based on the current condition of the property and strong occupancy levels illustrated by competing properties in the influencing area, a vacancy allowance of 5.0% is estimated. Collection losses are anticipated to be minimal and no additional allowance is processed in the valuation pro forma. A combined vacancy and collection loss factor of 5.0% is forecasted in the valuation pro forma.

Administrative Units And Other	This category includes the expense allocated to providing employee housing discounts. This expense has trended upward from $61 per unit in 2008 to $132 in 2010. In our analysis we have estimated a first year fiscal expense of $135 per unit, or $23,760.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Within the market we have noted a trend of declining rent concessions within the past few quarters. Four of the five rent comparables surveyed do not offer any form rent concession.

At the subject property, concessions amounted to 3.7% of the gross rent potential in 2008, decreasing to 2.6% in 2009 and 1.2% in 2010. It is noted the trailing 12 operating statement (as of January 2011) that the concession allowance equates to 1.1% of gross rent potential; indicating a declining concession level since renovation of the subject property was completed . As market fundamentals continue to improve, concessions will likely continue to abate. Based on the most recent indicators, a concession allowance of 1.0% of the gross rent potential is processed.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has increased from
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Highcrest Townhomes	March 21, 2011
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$1,038 per unit in 2008 to $1,079in 2010. The 2011 budget estimates a utility recovery income of $197,494, or $1,122 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $197,120 or $1,120 per unit. This amount represents a recovery of 86% of the total utility expenses estimated for the subject property, a recovery amount which is consistent with the historical trend for the subject property.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $1,014 to $1,038 per unit or 7.3% to 8.0% of the gross potential income over the past few years. The 2011 budget forecasts an amount equates to $1,506 per unit, or 11.8% of gross potential income. Other income is projected at $181,102 based on $1,068 per unit or 7.5% for the appraised fiscal year.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2008 through Year End 2010 as well as budget for 2011. Expenses for similar apartment properties in the Southeastern United States were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
RECONSTRUCTED OPERATING STATEMENTS — 865 BELLEVUE

	Year End 2008		Year End 2009		Year End 2010		2011 Budget
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit

INCOME:
Gross Potential Rent	$2,444,416	$13,889	$2,294,819	$13,039	$2,304,738	$13,095	$2,239,684	$12,725
Loss to Lease	($144,685)	($822)	$0	$0	($53,388)	($303)	$0	$0
Vacancy/Collection Loss	($106,503)	($605)	($224,384)	($1,275)	($112,426)	($639)	($109,475)	($622)
Concessions	($90,636)	($515)	($59,125)	($336)	($28,295)	($161)	$0	$0
Administrative Units	($10,684)	($61)	($18,430)	($105)	($23,226)	($132)	$0	$0
Utility Recovery	$182,739	$1,038	$196,137	$1,114	$189,897	$1,079	$197,494	$1,122
Other Income	$178,478	$1,014	$182,683	$1,038	$182,584	$1,037	$265,032	$1,506

Effective Gross Income	$2,453,125	$13,938	$2,371,700	$13,476	$2,459,884	$13,977	$2,592,735	$14,731

EXPENSES:
Payroll and Benefits	$224,320	$1,275	$244,960	$1,392	$263,383	$1,496	$259,333	$1,473
Repairs & Maintenance	$129,962	$738	$130,094	$739	$156,513	$889	$146,971	$835
Administration	$74,003	$420	$69,645	$396	$78,992	$449	$89,199	$507
Management Fees	$120,785	$686	$116,963	$665	$121,168	$688	$129,637	$737
Utilities	$215,878	$1,227	$187,574	$1,066	$244,400	$1,389	$214,992	$1,222
Turnover Expenses	$85,335	$485	$75,773	$431	$59,024	$335	$60,100	$341
Insurance	$42,258	$240	$44,583	$253	$46,133	$262	$45,115	$256
Real Estate Taxes	$301,134	$1,711	$342,748	$1,947	$301,712	$1,714	$307,464	$1,747
Marketing/Leasing	$38,758	$220	$54,785	$311	$37,382	$212	$31,970	$182
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$1,232,433	$7,002	$1,267,125	$7,200	$1,308,707	$7,436	$1,284,781	$7,300

NET OPERATING INCOME	$1,220,692	$6,936	$1,104,575	$6,276	$1,151,177	$6,541	$1,307,954	$7,432

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below. The significant
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factor affecting operating expenses over the past several years has been the renovation program that was completed in late 2008.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has trended upward from $1,275 per unit in 2008 to $1,496 per unit in 2010. The 2011 budget projects a payroll expense of $259,333, or $1,473 per unit. Based on the subject’s historical expenditures and market data, a salary and benefits expense of $359,600, or $1,475 per unit, is forecast for the appraised fiscal year.

Repairs/Maintenance & Contract Services	This expense line item includes charges for general maintenance and repairs, protection services, and landscaping. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $738 to $889 per unit over the past few years and the 2011 budget forecasts an amount equates to $835 per unit. Based on historical expenditures, the repair/maintenance expense is estimated at $146,960, or $835 per unit. We include a separate Reserves category in the projection.

Administration/Office	This category includes administrative charges and costs associated with running the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. It also includes typical professional fees associated with ownership (accounting, legal, and consulting), as well as minor personal/business property taxes. The administrative expenses at the subject property have ranged from $396 to $449 per unit. The 2011 budget estimates an expense of $89,199, or $507 per unit. An amount of $465 per unit, or $81,840 is processed for the appraised fiscal year.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Utilities	This expense line item includes charges for common area and vacant unit electricity, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have ranged from $1,066 to $1,389 per unit between 2008 and 2010. The 2011 budget forecasts a utility expense of $214,992, or $1,222 per unit. An amount of $1,200 per unit is projected and equates to $211,200 for the appraised fiscal year.

Turnover Expenses	This category covers the expenses associated with make-ready work on vacated apartments including paint, carpet, housekeeping, and other repair and maintenance. The turnover expense at the subject property has trended downward from $485 per unit in 2008 to $335 in 2010. The 2011 budget
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estimates an expense of $60,100, or $341 per unit. Turnover expenses are estimated at $60,720 or $345 per unit the appraised fiscal year.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expense at the subject property has trended upward from $240 per unit in 2008 to $262 per unit in 2010. The 2011 budget amount equates to $256 per unit. Insurance expenses are projected at $255 per unit or $44,880.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $273,400.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property have ranged between $212 and 311 per unit. The 2011 budget projects an expense of $31,970, or $182 per unit. Based on historical expenditures and market data, marketing expenses are projected at $210 per unit, or $36,960.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $300 per unit is forecast. This amounts to $52,800.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,265,879, or $7,192 per unit. The indicated operating expense ratio is 49.1% when including reserves and 47.1% without reserves. Because of the extraordinary environment expenses at the subject property, the subject’s operating expense ratio is higher than reported on similar properties in the region. However adjusting for the environmental expenses, the expense ratio is more closely aligned with the range reported by the IREM expense survey, our review of actual operating statistics for similar properties in the metro Nashville area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
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VALUATION PRO FORMA

	Pro Forma	Per Unit	Percent

INCOME:			% GPI

Gross Potential Rent	$2,414,688	$13,720	100.0%
Loss to Lease	$(96,588)	$(549)	-4.0%
Vacancy/Collection Loss	$(120,734)	$(686)	-5.0%
Concessions	$(24,147)	$(137)	-1.0%
Administrative Units	$(23,760)	$(135)	-1.0%
Utility Recovery	$197,120	$1,120	8.2%
Other Income	$181,102	$1,029	7.5%

Effective Gross Income	$2,527,681	$14,362	104.7%

EXPENSES:			% of EGI

Payroll and Benefits	$259,600	$1,475	10.1%
Repairs & Maintenance	$146,960	$835	5.7%
Administration	$81,840	$465	3.2%
Management Fees	$75,830	$431	3.0%
Utilities	$211,200	$1,200	8.4%
Turnover Expenses	$60,720	$345	2.4%
Insurance	$44,880	$255	1.7%
Real Estate Taxes	$273,400	$1,553	10.6%
Marketing/Leasing	$36,960	$210	1.5%
Reserves	$52,800	$300	2.0%

TOTAL EXPENSES	$1,244,190	$7,069	49.2%

NET OPERATING INCOME	$1,283,491	$7,293	50.8%

CAPITALIZATION RATE ANALYSIS
Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.4% to 6.9% with an average and median of 6.0% . The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

	Lakeview	Lakes of	McDowell	Lincoln at	Timber
Property Name	Townhomes	Schaumburg	Place	Seven Bridges	Oaks

Date of Sale	10/18/2010	8/20/2010	7/13/2010	7/7/2010	Listing
Year Built	1996	1987	1988	1996	1981
Cap Rate	6.0%	6.1%	5.4%	5.8%	6.9%

The comparable data set are all located within the metropolitan Chicago area. The sales transactions are relatively recent and the capitalization rates produced by Lakeview Townhomes and Timber Oaks are indicative of the most current market conditions. With the exception of Timber Oaks, the sale properties are all superior to the subject property with respect to age. The subject property is a townhome development and thus Lakeview Townhomes would be considered most similar with respect to tenant design, however it is a much newer property in comparison to the subject.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by the most recent transactions and considering the age of the subject property in comparison to the comparables, a capitalization rate aligned with the
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higher end of the comparable range would be most appropriate. A rate in the range of approximately 6.0% to 7.0% would be considered reasonable for the subject property.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 4th Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.50% - 14.00%	Range
	8.91%%	Average
Overall Capitalization Rate	4.25% - 10.00%	Range
	6.51%	Average
Terminal Capitalization Rate	5.00% - 9.75%	Range
	7.03%	Average

Source: Korpacz Real Estate Investor Survey, 4th Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The recent upturn in apartment market fundamentals and investor confidence has resulted in a growing number of transactions and reduction in overall capitalization rates within the past few quarters.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey

The 2011 National Apartment Market Report, prepared by Marcus & Millichap Real Estate Investment Services indicates that the extension of quantitative easing by the Fed will help restrain interest rates in the near term, holding the 10-year Treasury yield in the 3.4 percent to 4.0 percent range through most of 2011. Capitalization rates will decline in 2011 after slipping 20 basis points in 2010 to 7.2 percent, led by recompression of the most sought-after deals. Since peaking in 2009, capitalization rates for top-quality properties have fallen by as much as
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100 basis points. Additional support for prices derives from historically light construction and demographic shifts that favor rental housing.

Conclusion of OAR	The subject is a well maintained apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 98% occupied as of March 8, 2011 according to the submitted rent roll. Although the subject property maintains a good location, consideration is given to the age of the project in comparison to the age of competitive properties.

An OAR ranging from approximately 6.0% to 7.0% was suggested from a review of actual sales data from the market. The Korpacz investor surveys indicate that the average rate for garden apartments in the national market is approximately 6.5%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate in the range of 6.5% is concluded.

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $1,283,491 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value

$1,283,491	÷	6.5%	=	$19,746,015

Rounded				$19,700,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of March 8, 2011, is rounded to:
NINETEEN MILLION SEVEN HUNDRED THOUSAND DOLLARS
($19,700,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $102,500 to $122,222 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4	Listing 5
Project Name	Lakeview Townhomes	Lakes of Schaumburg	McDowell Place	Lincoln at Seven Bridges	Timber Oaks
Address	168 Gregory St.	801 Belinder Ln.	1647 Westminster	6690 Double Eagle	310 S. 59
Location	Aurora, IL	Schaumburg, IL	Naperville, IL	Woodridge, IL	Ingleside, IL
Type	Townhomes	Garden	Garden	Garden	Garden
Grantor	Marquette Property Investments	N/A	Black Rock Value Fund III	MEPT Seven Bridges	N/A
Grantee	Home Properties, Inc.	N/A	McDowell Place Apartments	Edge Principal Advisors	Listing
Sale Price	$14,500,000	$47,250,000	$41,000,000	$30,800,000	$24,500,000
Date of Sale	10/18/10	08/20/10	07/13/10	07/07/10	Listing
Year Built	1996	1987	1988	1996	1981
No. of Units	120	428	400	252	235
No. of Stories	2.0	2.0	2.0	3.0	2.0
Net Rentable Area (NRA)	157,990	324,600	406,400	315,000	246,510
Occupancy	96%	95%	96%	96%	95%
Average Unit Size (SF)	1,317	758	1,016	1,250	1,049
Effective Gross Income	$1,540,715	$5,278,194	$4,456,110	$3,139,360	$2,534,758
Operating Expenses	$672,000	$2,395,944	$2,232,000	$1,368,360	$854,992
Net Operating Income	$868,715	$2,882,250	$2,224,110	$1,771,000	$1,679,766
NOI Per Unit	$7,239	$6,734	$5,560	$7,028	$7,148
EGIM	9.4	9.0	9.2	9.8	9.7
OER	44%	45%	50%	44%	34%
Overall Capitalization Rate (OAR)	6.0%	6.1%	5.4%	5.8%	6.9%
Price Per Unit	$120,833	$110,397	$102,500	$122,222	$104,255
Price Per SF	$91.78	$145.56	$100.89	$97.78	$99.39
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COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E. Comparable #5 is a current listing in the local market. Because of the general downward influence that negotiations typically have on a transaction sale price, we have adjusted the asking price of this comparable downward.

Expenditures Made Immediately
After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between July 2010 and October 2010. We have also included a current listing.

Market conditions began to deteriorate in approximately early- to mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. In response to weakness in the overall economy, economic vacancy levels at area apartments increased and the operating performance of many properties deteriorated. Capital became difficult to access, underwriting became much more conservative and investor sales activity diminished greatly which resulted in higher capitalization rates and lower values.

Beginning at approximately mid to late 2009, investor interest and investment sales activity in apartments began to increase and this trend accelerated in 2010. Also, within the last few months economic vacancy levels began to firm and the operating performance of area apartments began to improve. In response to these improvements in market fundamentals, capitalization rates began to contract and overall property values trend upward.

The sale comparables have occurred since the recovery in mid to late 2009 began and no adjustment for changes market conditions is warranted.
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Location	The subject property is located within the Naperville-Aurora submarket of Chicago. This is a central location with excellent proximity to regional highways, employment centers, shopping, and desirable residential neighborhoods, shopping, and schools. Sale #1, #3 and #4 are all located within the same Naperville-Aurora submarket and no adjustment for locational characteristics is warranted. Sale #2 and #5 are located in far outer suburbs of north west Chicago. These locations are considered to be inferior to the subject location, and the sale price paid for these comparables is adjusted upward accordingly.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes like the subject however they are newer construction. Appropriated adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 1,172 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The subject offers minimal amenities. All of the sale comparables, with the exception of Listing #5, are considered to have superior community and unit amenity packages and adjustments are applied to the sale prices.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized occupancy and market rates; no adjustment for economic characteristics is required.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.
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SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Lakeview Townhomes	Lakes of Schaumburg	McDowell Place	Lincoln at Seven Bridges	Timber Oaks
Address	168 Gregory St.	801 Belinder Ln.	1647 Westminster	6690 Double Eagle	310 S. 59
	Aurora, IL	Schaumburg, IL	Naperville, IL	Woodridge, IL	Ingleside, IL
Sale Date	10/18/2010	8/20/2010	7/13/2010	7/7/2010	Listing

Price per Unit	$120,833	$110,397	$102,500	$122,222	$104,255

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$120,833	$110,397	$102,500	$122,222	$104,255
Conditions of Sale Adjustment	$0	$0	$0	$0	$(5,213)

Adjusted for Special Conditions	$120,833	$110,397	$102,500	$122,222	$99,042
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$120,833	$110,397	$102,500	$122,222	$99,042

Location	0%	5%	0%	0%	15%
Physical Characteristics	-10%	0%	0%	-10%	0%
Average Unit Size	0%	10%	0%	0%	0%
Amenities	-5%	-5%	-5%	-5%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	-15%	10%	-5%	-15%	15%

Adjusted Price per Unit	$102,708	$121,437	$97,375	$103,889	$113,899
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VALUE CONCLUSION	After analysis and adjustments, a value range of $97,375 to $121,437 per unit is indicated. The mean and median adjusted prices are $107,862 and $103,889.

Consideration is given to the improvement taking place in overall market fundamentals and the recognition that the Sales Comparison Approach is based on trailing market indicators. In our analysis most consideration is given to average sale price indicated by the comparable data set. The final value of the property via the Sales Comparison Approach is based on $110,000 per unit as follows.

Number of Units		Price per Unit		Indicated Value

176	x	$110,000	=	$19,360,000

Rounded				$19,400,000

Applying the value concluded above to the Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 6.6% and EGIM of approximately 7.7. the indicated capitalization rate is well within the comparable range of 5.4% to 6.9% while the indicated EGIM falls within a tolerable variance below the 9.0 to 9.8 range. These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of March 8, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:
NINETEEN MILLION FOUR HUNDRED THOUSAND DOLLARS
($19,400,000)
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RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is March 8, 2011. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$19,700,000
Sales Comparison Approach	$19,400,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels, investor interest and sales activity has recently begun to improve. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based no trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of March 8, 2011 is:
NINETEEN MILLION SEVEN HUNDRED THOUSAND DOLLARS
($19,700,000)
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
ADDENDA
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Leasing Office
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Townhouse Elevation
Pool Area
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Woodridge, Illinois	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Common Area
Renovated Kitchen
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Living Area (Model Unit)
Parking Lot/Drives
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Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
FLOOR PLANS
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
Elm Townhome
1 Bedroom / 1.5 Bath
Pine Townhome
2 Bedroom / 1.5 Bath
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
Birch Townhome
3 Bedroom / 2.5 Bath
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
IMPROVED SALES PHOTOGRAPHS
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
COMPARABLE SALES PHOTOS
Sale No. 1 - Lakeview Townhomes
Sale No. 2 - Lakes of Shamburg
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
Sale No. 3 - McDowell Place
Sale No. 4 - Lincoln at Seven Bridges
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
COMPARABLE SALES PHOTOS
Sale No. 5 - Timber Oaks
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
APPRAISER QUALIFICATIONS
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Highcrest Townhomes	March 21, 2011
Woodridge, Illinois	Addenda
ROBERT T. DON
SENIOR APPRAISER
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1977 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC